December 8, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Anne Nguyen Parker

Branch Chief

Re:	Pioneer Southwest Energy Partners L.P.

Registration Statement on Form S-3

Filed November 21, 2011

File No. 333-178074

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 1-34032

Response dated December 5, 2011

Ladies and Gentlemen:

On December 7, 2011, Pioneer Southwest Energy Partners L.P. (the “Partnership,” “we” or “us”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to our Registration Statement on Form S-3 filed on November 21, 2011 and our Form 10-K for Fiscal Year Ended December 31, 2010 filed February 25, 2011.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Form 10-K for Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Unaudited Supplemental Information

Reserve Quantity Information, page 87

1.	We note your response to comment 4 in our letter dated December 1, 2011 provides additional detail regarding the factors underlying the changes in your reserve quantities. Please confirm that you will provide this type of information as part of your footnote disclosure in future Exchange Act filings.

U.S. Securities and Exchange Commission

December 8, 2011

Response:

The Partnership respectfully submits that in future filings it will include additional detail about the nature of the events giving rise to revisions in its estimates of proved reserves.

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please contact the undersigned at (972) 969-4054.

Sincerely,

By:	Pioneer Natural Resources GP LLC, its general partner

By:	/s/ Richard P. Dealy
Richard P. Dealy
Executive Vice President and Chief Financial Officer

Cc:	Scott D. Sheffield

Frank W. Hall

Kerry D. Scott